U
NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 22 November, 2021
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 22 November 2021: Results of the annual general meeting of Sasol held on Friday, 19 November 2021

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share code:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(“Sasol” or “the Company”)

RESULTS OF THE ANNUAL GENERAL MEETING OF SASOL HELD ON FRIDAY, 19 NOVEMBER
2021
Sasol shareholders are hereby advised of the results of the business conducted at the annual general meeting of Sasol held on Friday, 19 November 2021.
All the resolutions were passed by the requisite number of voting rights exercised. The results are as follows:

1.
The audited annual financial statements of the Company and the Group, including the reports of the directors, external auditors, the Audit Committee and the Safety, Social and Ethics
Committee for the financial year ended 30 June 2021, were presented.
2.
Non-binding advisory resolution number 1: To endorse, on a non-binding advisory basis, the
Company’s remuneration policy
Total number of
shares voted
Percentage
shares voted*
Percentage
for**
Percentage
against**
Percentage
abstained*
470 627 833 74.07% 86.90% 13.10% 0.15%
3.
Non-binding advisory resolution number 2: To endorse, on a non-binding advisory basis, the implementation report of the Company’s remuneration policy
Total number of
shares voted
Percentage
shares voted*
Percentage
for**
Percentage
against**
Percentage
abstained*
470 446 767 74.04% 86.11% 13.89% 0.18%
4.
Non-binding advisory resolution number 3: To endorse, on a non-binding advisory basis, the
Company’s 2021 Climate Change Report which sets out Sasol’s climate change ambition, strategy and its actions
Total number of
shares voted
Percentage
shares voted*
Percentage
for**
Percentage
against**
Percentage
abstained*
463 201 760 72.90% 96.63% 3.37% 1.32%
5.
Ordinary resolution number 1- 1: To re-elect Mr M J Cuambe as a director of the Company

Total number of
shares voted
Percentage
shares voted*
Percentage
for**
Percentage
against**
Percentage
abstained*
470 649 419 74.07% 99.47% 0.53% 0.14%
6.
Ordinary resolution number 1- 2: To re-elect Ms M B N Dube as a director of the Company
Total number of
shares voted
Percentage
shares voted*
Percentage
for**
Percentage
against**
Percentage
abstained*
470 638 535 74.07% 99.31% 0.69% 0.15%
7.
Ordinary resolution number 1- 3: To re-elect Dr M Flöel as a director of the Company
Total number of
shares voted
Percentage
shares voted*
Percentage
for**
Percentage
against**
Percentage
abstained*
470 656 481 74.07% 99.53% 0.47% 0.14%
8.
Ordinary resolution number 2: To elect Mr S Subramoney as director of the Company
Total number of
shares voted
Percentage
shares voted*
Percentage
for**
Percentage
against**
Percentage
abstained*
470 639 513 74.07% 99.46% 0.54% 0.15%
9.
Ordinary resolution number 3: Appointment of PricewaterhouseCoopers Inc (PwC) as the
independent auditor of the Company and the Group for the financial year ending 30 June
2022, to hold office until the end of the next AGM
Total number of
shares voted
Percentage
shares voted*
Percentage
for**
Percentage
against**
Percentage
abstained*
470 658 141 74.07% 99.63% 0.37% 0.14%
10.    Ordinary resolution number 4- 1: To elect Ms K C Harper as member of the Audit Committee of the Company to hold office until the end of the next AGM
Total number of
shares voted
Percentage
shares voted*
Percentage
for**
Percentage
against**
Percentage
abstained*
470 666 613 74.07% 99.22% 0.78% 0.14%
11.    Ordinary resolution number 4- 2: To elect Ms G M B Kennealy as member of the Audit
Committee of the Company to hold office until the end of the next AGM
Total number of
shares voted
Percentage
shares voted*
Percentage
for**
Percentage
against**
Percentage
abstained*
470 666 819 74.07% 99.53% 0.47% 0.14%

12.    Ordinary resolution number 4- 3: To elect Ms N N A Matyumza as member of the Audit
Committee of the Company to hold office until the end of the next AGM
Total number of
shares voted
Percentage
shares voted*
Percentage
for**
Percentage
against**
Percentage
abstained*
470 663 005 74.07% 98.01% 1.99% 0.14%
13.    Ordinary resolution number 4- 4: To elect Mr S Subramoney as member of the Audit
Committee of the Company to hold office until the end of the next AGM
Total number of
shares voted
Percentage
shares voted*
Percentage
for**
Percentage
against**
Percentage
abstained*
470 645 402 74.07% 97.84% 2.16% 0.14%
14.    Ordinary resolution number 4- 5: To elect Mr S Westwell as member of the Audit Committee of the Company to hold office until the end of the next AGM
Total number of
shares voted
Percentage
shares voted*
Percentage
for**
Percentage
against**
Percentage
abstained*
470 661 749 74.07% 96.05% 3.95% 0.14%
15.    Special resolution number 1: Approve, with effect from 1 January 2022 until the earlier of this resolution being replaced or two years from the date of the passing of this resolution, the remuneration payable to non-executive directors of the Company for their services as directors
Total number of
shares voted
Percentage
shares voted*
Percentage
for**
Percentage
against**
Percentage
abstained*
470 649 776 74.07% 86.46% 13.54% 0.14%
*  Based on the total number of Sasol Ordinary Shares and Sasol BEE Ordinary Shares in issue, being 635 395 106, as at
Friday, 12 November 2021, being the Record Date of the annual general meeting.
** Based on the total number of shares that voted at the annual general meeting.
22 November 2021
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 November 2021
By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary